May 4, 2005

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: ***Scott's Liquid Gold-Inc.***
Form 10-K for the fiscal year ended December 31, 2004
Schedule 14A filed on April 5, 2005
File No. 1-13458

Dear Mr. Decker:

This letter responds to the comments of the staff of the Securities and Exchange Commission in its letter dated April 21, 2005 with respect to the Form 10-K Report and Schedule 14A listed above. The text of the staff's comments is set forth below in bold followed in each case by the response.

Comment applicable to your overall filing

1. **Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.**

Response: We have followed this approach in responding to the comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Note 5. Income Taxes, page 33

We note your response to prior comment 4. We remind you that paragraph 42 of SFAS 109 states that it is not appropriate to offset deferred tax liabilities and assets attributable to different tax-paying components or to different tax jurisdictions. It is not clear how your current presentation and accounting of deferred income taxes complies with this guidance. Please provide us with a tax analysis for each tax jurisdiction including Colorado and United States federal. Each tax analysis should include the deferred tax assets, deferred tax liabilities, and valuation allowance recorded for each tax jurisdiction as well as the May 4, 2005 components of each of these amounts. Please also provide us with a detailed explanation for each tax jurisdiction as to how you determined a full valuation allowance was not necessary for your deferred tax assets at December 31, 2004, December 31, 2003, and December 31, 2002.

Response: With respect to different tax jurisdictions, the Company has filing obligations to the U.S. Government and five states. With respect to state obligations, Colorado is the primary state with an apportionment factor exceeding 99.8% rendering all other state jurisdictions immaterial for purposes of deferred tax assets and liabilities analysis and disclosure. Attached, please find our analysis of each significant tax jurisdiction at December 31, 2004, December 31, 2003, and December 31, 2002. As regards tax-paying components, the Company reports on a consolidated basis for both federal and Colorado purposes. The deferred tax assets for each of the United States and Colorado are in an amount that can be used to offset the deferred tax liabilities of that jurisdiction, resulting in the equivalent of a full valuation allowance for the deferred tax assets of all such jurisdictions.

In performing the analysis, we determined that certain reclassifications in the balance sheet relating to the presentation of deferred taxes could be made. We will incorporate such reclassifications in future filings.

SCHEDULE 14A FILED ON APRIL 5, 2005

2. **Please describe in future filings the nature of the services provided by your principal accountant in exchange for the fees included under the caption "All other fees." Refer to Item 9(e)(4) of Schedule 14A.**

Response: In future filings we will describe the nature of the services provided by our principal accountant under the caption "All other fees".

If you have any questions or comments regarding the foregoing, please contact Mark R. Levy (303-295-8073) or Amy Bowler (303-295-8337) at Holland & Hart LLP, our attorneys. Thank you.

Very truly yours,

SCOTT'S LIQUID GOLD-INC.

By: /s/ Jeffry B. Johnson
Jeffry B. Johnson
Treasurer and Chief Financial Officer

Scott's Liquid Gold-Inc.
Attachment to Response 2., Breakdown of Note 5.
Form 10-K for the Year Ended December 31, 2004
Note 5. Income Taxes, page 33

	2004			2003			2002		
	Federal	Colorado	Combined	Federal	Colorado	Combined	Federal	Colorado	Combined
Deferred tax assets:									
Trade receivables	$ 28,200	$ 2,600	$ 30,800	$ 27,900	$ 2,500	$ 30,400	$ 35,700	$ 3,200	$ 38,900
Inventories	94,800	8,600	103,400	122,800	11,000	133,800	136,500	12,300	148,800
Accrued insurance	19,900	1,800	21,700	16,800	1,500	18,300	40,800	3,700	44,500
Accrued vacation	240,800	21,600	262,400	231,500	20,800	252,300	210,700	18,900	229,600
Accrued payroll	24,800	2,300	27,100	71,600	6,400	78,000	121,400	10,900	132,300
Other	9,700	900	10,600	11,200	1,000	12,200	11,900	1,100	13,000
Net operating loss carryforwards	915,900	272,000	1,187,900	641,800	237,600	879,400	581,800	231,800	813,600
R&D Tax credit carryforwards	-	-	-	-	-	-	-	-	-
Contribution carryforwards	-	-	-	-	-	-	-	-	-
Total deferred tax assets	1,334,100	309,800	1,643,900	1,123,600	280,800	1,404,400	1,138,800	281,900	1,420,700
Valuation allowance	(288,200)	(215,700)	(503,900)	(38,200)	(183,200)	(221,400)	(14,300)	(180,800)	(195,100)
	1,045,900	94,100	1,140,000	1,085,400	97,600	1,183,000	1,124,500	101,100	1,225,600
Deferred tax liabilities:									
Accelerated depreciation	(1,045,900)	(94,100)	(1,140,000)	(1,085,400)	(97,600)	(1,183,000)	(1,124,500)	(101,100)	(1,225,600)
Net deferred tax assets	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -